FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

6 June 2010

HSBC TO SUBSCRIBE TO BANK OF COMMUNICATIONS
RIGHTS ISSUE SHARES IN FULL

HSBC, through its wholly owned subsidiary The Hongkong and Shanghai Banking Corporation Limited, has undertaken to subscribe for its full entitlement of H-shares in the planned Bank of Communications rights issue of new A- and H-shares, details of which were announced by Bank of Communications today.

Under the terms of the transaction, HSBC has agreed to subscribe for 1,396,802,037 H-rights shares at HK$5.14 per share. The transaction represents a consideration of approximately HK$7,180 million (approximately US$921 million), which will be funded from internal Group resources.

Michael Geoghegan, HSBC's Group Chief Executive and Chairman of The Hongkong and Shanghai Banking Corporation, said: "Bank of Communications is our strategic banking partner in mainland China and we are very pleased with the progress we have made together over the last six years. HSBC is already the leading international bank in China, and our strategy is to expand through a range of strategic partnerships and by further developing our own HSBC network, which will shortly reach 100 outlets."

HSBC made its first investment in Bank of Communications, China's fifth largest bank by total assets, in August 2004, and its current shareholding in Bank of Communications is 19.01 per cent. HSBC co-operates with Bank of Communications on over 60 initiatives, including joint credit card activities in China, renminbi (RMB) trade settlement and payments and cash management services. The joint credit card activities in China were launched in October 2004, with over 13 million cards now in issue.

HSBC's undertaking to subscribe to the H-share rights is subject to certain conditions.

Media enquiries:

UK
Patrick McGuinness	+44 20 7991 0111	patrickmcguinness@hsbc.com
HK
Gareth Hewett	+852 2822 4929	garethhewett@hsbc.com.hk
Vinh Tran	+852 2822 4924	vinhtran@hsbc.com.hk

Footnote
1: The Hongkong and Shanghai Banking Corporation Limited has also served as the Joint Global Coordinator, Joint Bookrunner and Joint Lead Underwriter of Bank of Communications' H-Share Rights Issue.

Notes to editors:

1.  Bank of Communications

Founded in 1908 and headquartered in Shanghai, Bank of Communications was transformed into the first and largest joint stock commercial bank in China in 1987. The bank was listed on the Hong Kong Stock Exchange in June 2005 and on the Shanghai Stock Exchange in May 2007. The bank has around 2,700 branches and outlets throughout mainland China, nine overseas branches in Hong Kong, New York, Tokyo, Singapore, Seoul, Frankfurt and Macau and two representative offices in London and Sydney. It is currently the fifth largest bank in China with total assets of RMB3,309 billion as at 31 December 2009.

2.  The HSBC Group in China

HSBC was one of the first foreign banks to locally incorporate its operations in mainland China, establishing HSBC Bank (China) Company Limited in April 2007. HSBC China is the largest international bank operating in the Mainland, with 99 outlets comprising 22 branches and 77 sub-branches. In 2009, HSBC China reported a profit before tax of US$1.6 billion. The HSBC Group also operates seven rural banks in China and holds interests in the following Mainland companies:

• 19.01 per cent of Bank of Communications

• 16.13 per cent of Ping An Insurance

• 8 per cent of Bank of Shanghai

• 50 per cent of HSBC Life Insurance Company Limited

• 49 per cent of HSBC Jintrust Fund Management Company Limited

• At Hang Seng Bank, a 62 per cent owned subsidiary: 12.8 per cent of Industrial Bank Company Limited and 20 per cent of Yantai Bank Company Limited

3.  The Hongkong and Shanghai Banking Corporation Limited

The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with around 8,000 offices in 88 countries and territories and assets of US$2,346 billion at 31 December 2009, is one of the world's largest banking and financial services organisations.

4.  HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, Asia-Pacific region, the Middle East, North America, and Latin America. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                        Name: P A Stafford

                                                                                                                                          Title: Assistant Group Secretary

                                                                                                                                                                                                        Date: 07 June, 2010